Exhibit 99.1

STARFIELD RESOURCES INC.

Report of Voting Results - Annual and Special Meeting held July 13, 2010

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of Starfield Resources Inc. (the “Company”) held on July 13, 2010 in Toronto, Ontario (the “Meeting”).

1.	Number of Directors

A resolution setting the number of directors of the Company for the forthcoming year at seven was approved by a vote by way of a show of hands.

2.	Election of Directors

A resolution electing the following seven directors of the Company for a term expiring not later than the close of the Company’s next annual meeting of shareholders was approved by a vote by way of a show of hands:

Ross Glanville

Norman Betts

Stuart Bottmley

Shirley Mears

Andre Douchane

Philp Martin

Timothy Read

3.	Appointment of Auditors

Effective May 25, 2010, PricewaterhouseCoopers LLP, Chartered Accountants, resigned as auditors of the Company, and the Board of Directors, on the recommendation of the Company’s Audit Committee, resolved to appoint KPMG LLP, Chartered Accountants, as auditors of the Company.

There have been no reservations contained in the reports of PricewaterhouseCoopers LLP for the recently completed fiscal year. There are no reportable events between the Company and PricewaterhouseCoopers LLP and there have been no qualified opinions or denials of opinion of PricewaterhouseCoopers LLP.

A resolution appointing KPMG LLP, Chartered Accountants, as auditors of the Company until the close of the Company’s next annual meeting of shareholders was approved by a vote by way of a show of hands.

4.	Consolidation of the Company’s issued and outstanding common shares

A special resolution to consolidate the Company’s issued and outstanding common shares (the “Shares”) on the basis of a ratio within the range of one post-consolidation Share for every 15 pre-consolidation Shares to one post-consolidation Share for every 5 preconsolidation Shares, with the ration to be selected and implemented by the Board of Directors in its sole discretion, if at all, was approved by a vote by way of a show of hands.

For additional information, please see the Company’s management information circular dated June 10, 2010 filed in connection with the Meeting.

DATED at Toronto, Ontario, July 20, 2010.

STARFIELD RESOURCES INC.

“Greg Van Staveren”
Greg Van Staveren
Chief Financial Officer